

April 19, 2013

<u>By E-Mail</u>

Andrew Langham, Esq.
Assistant General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

>   **Re: Transocean Ltd.**
>   **Soliciting Material filed pursuant to Rule 14a-12 by Icahn Partners et al.**
>   **Filed April 17, 2013**
>   **File No. 0-53533**

Dear Mr. Langham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material</u>

<u>General</u>

1. We note that Transocean in its soliciting materials refers to a breach of fiduciary duty lawsuit against Mr. Lipinski and Mr. Merksamer. Please revise or advise as to why the litigation is not disclosed in the proxy statement. Refer to Instruction 4 to Item 103 of Regulation S-K and corresponding Item 7(a) of Schedule 14A.

Carl C. Icahn Issues Open Letter to Transocean Shareholders

A "History of Achievement"

2. We note that you include statements that attempt to connect the Icahn entities' investment in or participation on the board of other energy sector companies with an increase in the companies' stock price or other financial metric. In future filings, please revise to acknowledge each time such assertions are made that there may have been other factors that contributed to the successful financial or stock performance of the company.

3. In future filings, each time that claims are made regarding the improvement that the Icahn entities' investment or nominees brought to other companies, please revise to acknowledge that past performance is not indicative of future results.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions